Attorneys at Law | 711 Third Ave., New York, NY 10017-4014 T (212) 907-7300 | F (212) 754-0330 | www.golenbock.com

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders @GOLENBOCK.COM

October 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:     Mr. Tyler Howes

Ms. Laura Crotty

Ms. Christine Torney

Ms. Lynn Dicker

Re:	Invizyne Technologies Inc. (“Invizyne”) File No. 333-276987

Dear Mr. Howes:

Pursuant to our conversation this morning, here are five financings where there was a concurrent private placement, three of which were IPOs.

BioAge Labs, Inc.

IPO

September 25, 2024

Registration Nos. 281901 and 282334

https://www.sec.gov/Archives/edgar/data/1709941/000119312524226927/d835745d424b4.htm

Landbridge Company LLC

IPO

June 27, 2024

Registration Statement No. 333-279893

https://www.sec.gov/Archives/edgar/data/1995807/000119312524172433/d752700d424b4.htm

Clearsign Technologies Corp.

Secondary

April 19, 2024

Registration No. 333-265967

https://www.sec.gov/Archives/edgar/data/1434524/000110465924050203/0001104659-24-050203-index.html

LegalZoom.com, Inc.

IPO

June 29, 2021

Registration No. 333-256803

https://www.sec.gov/Archives/edgar/data/1286139/000119312521204774/d146270d424b4.htm

Safehold Inc.

Secondary

August 7, 2023

Registration No. 333-271113

https://www.sec.gov/Archives/edgar/data/1095651/000110465923089339/0001104659-23-089339-index.html

As mentioned in the telephone call, the one individual that is committed to the warrant purchase is a long term investor in MDB Capital transactions. He is an investor in MDB Capital Holdings LLC, so he is currently an indirect investor in Invizyne, through that limited liability company, which is treated as a partnership. This investor is making a substantial investment in the initial public offering of Invizyne. There is a possible second person that would be similarly situated. There are only two such persons that would participate in the private placement.

Please contact me for further information.

Sincerely,

/s/ Andrew D. Hudders
Andrew D. Hudders